Exhibit 99.1
Explanatory Note

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Financial Group on 14 August, 2020, “Shinhan Financial Group’s Board made a resolution to issue USD-denominated Write-down Contingent Capital Securities”, as amended by the announcement furnished on Form 6-K/A by Shinhan Financial Group March 3, 2021 (together, the “Original Form 6-K”).

‘2. Details of issuance – Call Provision’ of Exhibit 99.1 included in the Original Form 6-K is revised as per the below:

2. Details of issuance:

Call Provision	Call option to redeem on the date that is 5 years from the issuance date and each interest payment date (every 6 months thereafter) by the issuer

All other information in the Original Form 6-K remain unchanged.